December 5, 2019

Christopher Bruno
Chief Executive Officer
RSE Collection, LLC
250 Lafayette Street
3rd Floor
New York, NY 10012

       Re: RSE Collection, LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 19
           Filed November 27, 2019
           File No. 024-10717

Dear Mr. Bruno:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Erin Purnell, Staff Attorney, at 202-551-3454 or Jay Ingram, Legal Branch
Chief, at 202-551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing